Exhibit (a)(1)(G)

DATE: June 14, 2006
FOR IMMEDIATE RELEASE
AMERICAN MEDICAL SYSTEMS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER TO ACQUIRE LASERSCOPE
MINNEAPOLIS, MN, June 14, 2006 — American Medical Systems Holdings, Inc. (NASDAQ: AMMD), the global leader in providing pelvic health solutions to urologists, announced today that a newly-formed indirect subsidiary has commenced a cash tender offer as the first step of AMS’ acquisition of Laserscope (NASDAQ: LSCP).
As previously announced and unanimously approved by the Boards of Directors of both companies, the tender offer is to acquire all of the outstanding shares of Laserscope at a purchase price of $31.00 net per share, pursuant to the Agreement and Plan of Merger, dated June 3, 2006, between American Medical Systems Holdings, Inc. and Laserscope. The Laserscope Board of Directors has recommended that Laserscope shareholders tender their shares into the offer.
The tender offer will expire at 12:00 midnight, central time, on Wednesday July 12, 2006, unless extended. The acquisition transaction is expected to close during the third quarter of 2006 and will be subject to the satisfaction of customary closing conditions and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Following the purchase of shares in the tender offer, AMS’ merger subsidiary and Laserscope will merge. Owners of Laserscope shares not purchased in the tender offer, other than dissenting shares, will be entitled to receive $31.00 per share in cash in the merger. Upon the closing of the transaction, Laserscope will become an indirect wholly owned subsidiary of AMS. American Stock Transfer & Trust Company is the Depositary for the tender offer, Piper Jaffray & Co. is the Dealer Manager and Georgeson Shareholder Communications Inc. is the Information Agent.
About American Medical Systems
American Medical Systems, headquartered in Minnetonka, Minnesota is a diversified supplier of medical devices and procedures to cure erectile dysfunction, benign prostatic hyperplasia, incontinence, menorrhagia, prolapse and other pelvic disorders in men and women. These disorders can significantly diminish one’s quality of life and profoundly affect social relationships. In recent years, the number of people seeking treatment has increased markedly as a result of longer lives, higher quality-of-life expectations and greater awareness of new treatment alternatives. American Medical Systems’ products reduce or eliminate the incapacitating effects of these diseases, often through minimally invasive therapies. The Company’s products were used to provide approximately 170,000 patient cures in 56 countries during 2005. More information about AMS can be found on its website at www.AmericanMedicalSystems.com.
About Laserscope
Laserscope designs, manufactures, sells and services an advanced line of minimally invasive medical products worldwide including medical laser systems and related energy delivery devices for the office, outpatient surgical center and hospital markets. More information about Laserscope can be found on its website at www.Laserscope.com.

American Medical Systems
June 14, 2006

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Laserscope. American Medical Systems Holdings, Inc. has filed a tender offer statement with the Securities and Exchange Commission (SEC) and Laserscope has filed a solicitation/recommendation statement with respect to the offer. Laserscope shareholders are advised to read the tender offer statement regarding the acquisition of Laserscope referenced in this news release, and the related solicitation/recommendation statement, when they receive those statements. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Laserscope at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from Laserscope, Inc. in writing at 3070 Orchard Drive, San Jose, CA 95134 Attention: Secretary, or by phone at 408-943-0636.

Contact:	Carmen Diersen Executive Vice President and Chief Financial Officer 952-930-6495 Carmen.Diersen@AmericanMedicalSystems.com

Marty Emerson President and Chief Executive Officer 952-930-6334 Marty.Emerson@AmericanMedicalSystems.com